SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

North American Palladium, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box  ☐.

CUSIP No. 656912102

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person. Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 38,484,806
8. Shared Voting Power None
9. Sole Dispositive Power 38,484,806
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,484,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.1%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Filed by Kaiser Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Pursuant to SEC Rule 13d-2, Kaiser Francis Oil Company, a Delaware corporation (“Kaiser Francis”) is filing this Amendment No. 4 to its Report on Schedule 13D to report the closing of a recent transaction the effect of which was to change its beneficial ownership of shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). Items in Kaiser Francis’ Schedule 13D (as amended by its Amendment Nos. 1, 2 and 3) that are unchanged are excluded from this Amendment.

This amendment supplements, but does not alter, the earlier disclosures made by Kaiser Francis on its Schedule 13D with respect to North American (the “Schedule 13D”) or Amendment No. thereto (“Amendment Nos. 1, 2 and 3”). Capitalized terms used in this Amendment and not otherwise defined are used as defined in the Schedule 13D and Amendment Nos. 1, 2 and 3.

Item 3. Source or Amount of Funds or Other Consideration.

Since the date of Amendment No. 3 to this Schedule 13D, Kaiser Francis has received approximately 1,941,170 shares of Common Shares as payments of interest or amortization of principal on the Convertible Notes acquired by Kaiser Francis in 2006. The terms of the Convertible Notes, including the method by which the value of Common Shares issued to Kaiser Francis has been determined, have previously been filed, or incorporated by reference, as a part of this Schedule 13D.

Since the date of Amendment No. 3 to this Schedule 13D, Kaiser Francis has sold approximately 44,200 shares of Common Shares for total consideration (net of commissions) of $ 499,151. Additional information regarding such sales is set forth in response to Item 5 below, which information is incorporated by this reference into this Item 3.

Since the date of Amendment No. 3 to this Schedule 13D, Kaiser Francis has purchased 4,666,667 newly issued shares of Common Shares for total consideration of $18,666,668. This purchase was a result of Kaiser Francis electing to exercise a pre-existing right to subscribe up to 25% of a recent public offering of additional newly issued shares of Common Stock conducted by the Company and closed on December 13, 2007. The terms of the pre-existing right have previously been filed or incorporated by reference as a part of this Schedule 13D.

Item 4. Purpose of Transaction.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 5. Interest in Securities of the Issuer.

Kaiser-Francis holds 47.1% of North American Common Shares (assuming the exercise of all warrants and the conversion of all payments of interest or amortization of principal on the Convertible Notes in accordance with the Commission’s rules promulgated under Section 13(d) of the Exchange Act), consisting of 38,484,806 shares of which Kaiser-Francis has potential sole voting power and sole dispositive power.

Excluding unexercised warrants and unconverted payments on the Convertible Notes, Kaiser-Francis holds 43% of North American Common Shares, consisting of 32,609,657 shares of which Kaiser Francis has sole voting power & sole dispositive power.

Description of the sales transactions:

Date	Number of Common Shares Sold	Price per Common Share	How effected
06/04/07	18,400	11.25	Open market
06/05/2007	25,800	11.3237	Open market

With respect to purchases or receipts of shares of Common Stock since Amendment No. 3 to this 13-D, Kaiser-Francis incorporates its answer to Item 3 above into this Item 5 by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships.

No changes.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ Ken Kinnear
Ken Kinnear,
Vice President and Treasurer